SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2012

CIMATRON LIMITED
(Translation of Registrant’s name into English)

11 Gush Etzion Street, Givat Shmuel, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐          No ☑

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIMATRON LIMITED

By: /s/ Ilan Erez
Ilan Erez
Chief Financial Officer

Dated: December 28, 2012

Cimatron Declares Cash Distribution to Shareholders of NIS1.60
(approximately $0.43) per Share

-   Cimatron also approves delisting of its shares from the Tel Aviv
-    Stock Exchange (TASE)

Givat Shmuel, Israel, December 27, 2012 - Cimatron Limited (NASDAQ and TASE: CIMT) today announced that its Board of Directors has approved a cash distribution of NIS 1.60 (approximately US$0.43) per share on outstanding ordinary shares, representing a total distribution of approximately $4.0 million.

The distribution is payable on February 4th, 2013 to shareholders of record at the close of business on January 17th, 2013.

This distribution will be made from paid-in capital, following a court approval that was given in April 2012, allowing the distribution of up to $10M to Cimatron shareholders, and following a ruling that was recently obtained from the Israeli Tax Authority. Further distributions under the said court approval and tax ruling, if any, are subject to subsequent Board approval of specific payments out of the total potential distribution amount.

Concurrently with the announcement of the cash distribution, the Company also announces today that its Board of Directors has resolved to delist its shares from the TASE. Consequently, Cimatron intends to apply to the TASE and request that TASE initiate the delisting process. The delisting in Israel will not affect Cimatron's continued listing on the NASDAQ Capital Market in the United States.

"Our confidence in continued profitability and positive cash flows going forward, together with the conclusion of the regulatory process, allow us to unlock value to our shareholders. We will examine further distributions subject to our cash needs and market conditions ". Remarked Yossi Ben-Shalom, Cimatron's Chairman of the Board of Directors.  "We have decided to delist from the TASE as we realized that such listing added no significant value to our shareholders. We will continue being listed and traded on NASDAQ as usual." Concluded Mr. Ben Shalom.

Under applicable Israeli law, the delisting of Cimatron's shares from trading on the TASE will take place 90 days after the date of this announcement and the publication thereof in Israeli newspapers which is expected to be on or about April 1, 2013. During the interim period, Cimatron's ordinary shares will continue to be traded on the TASE.

Cimatron will announce the exact date of its TASE delisting when it becomes available.

About Cimatron

With 30 years of experience and more than 40,000 installations worldwide, Cimatron is a leading provider of integrated, CAD/CAM software solutions for mold, tool and die makers as well as manufacturers of discrete parts. Cimatron is committed to providing comprehensive, cost-effective solutions that streamline manufacturing cycles and ultimately shorten product delivery time.

The Cimatron product line includes the CimatronE and GibbsCAM brands with software solutions for mold design, die design, electrode design, 2.5 to 5 Axis milling, wire EDM, turn, Mill-turn, rotary milling, multi-task machining, and tombstone machining. Cimatron's subsidiaries and extensive distribution network serve and support customers in the automotive, aerospace, medical, consumer plastics, electronics, and other industries in over 40 countries worldwide.

Cimatron's shares are publicly traded on the NASDAQ exchange and the TASE under the symbol CIMT. For more information, please visit Cimatron’s web site at: http://www.cimatron.com

Safe Harbor Statement

This press release includes forward looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, which are subject to risk and uncertainties that could cause actual results to differ materially from those anticipated. Such statements may relate to Cimatron’s plans, objectives and expected financial and operating results. The words "may," "could," "would," “will,” "believe," "anticipate," "estimate," "expect," "intend," "plan," and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond Cimatron’s ability to control. The risks and uncertainties that may affect forward looking statements include, but are not limited to: currency fluctuations, global economic and political conditions, marketing demand for Cimatron products and services, long sales cycles, new product development, assimilating future acquisitions, maintaining relationships with customers and partners, and increased competition. For more details about the risks and uncertainties related to Cimatron’s business, refer to Cimatron’s filings with the Securities and Exchange Commission. Cimatron cannot assess the impact of or the extent to which any single factor or risk, or combination of them, may cause. Cimatron undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

For More Information Contact:

Ilan Erez Chief Financial Officer Cimatron Ltd. Phone: +972 73 237 0114 Email: ilane@cimatron.com